UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: Tortoise Capital Resources Corporation

Address of Principal Business Office: 11550 Ash Street, Suite 300, Leawood, Kansas 66211

Telephone Number (including area code):  (913) 981-1020

File Number under the Securities Exchange Act of 1934: 814-00728

The undersigned business development company states the following bases for filing the notification of withdrawal:

The company has changed the nature of its business so as to cease to be a business development company and will focus on real asset investments in the U.S. energy infrastructure sector instead of securities investments in such sector.  The change was authorized by the vote of a majority of its outstanding voting securities at the company’s annual meeting held on April 8, 2011.  Of the 9,146,500 shares eligible to vote on the proposal at the annual meeting, 4,447,867 shares were voted in favor of authorizing the company to deregister as a business development company and 1,831,527 shares (including 127,747 abstentions and 1,149,427 broker non-votes) were voted in opposition to authorizing the company to deregister as a business development company.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Leawood and the state of Kansas on the 21st day of September, 2011.

TORTOISE CAPITAL RESOURCES CORPORATION

By: /s/ Terry Matlack

Name: Terry Matlack

Title: Chief Financial Officer

Attest: /s/ Connie J. Savage

Name: Connie J. Savage

Title: Secretary